June 5, 2008

VIA EDGAR

U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Dividend Capital Global Real Estate Fund of Funds, L.P.
File No. 811-22074

Pursuant to Rule 17g-1(g)(1) of the Investment Company Act of 1940, the following documents are enclosed (or statements are made) concerning the fidelity bond coverage for Dividend Capital Global Real Estate Fund of Funds, L.P. (the “Fund”):

1. A copy of the Fund’s fidelity bond (Investment Company Blanket Bond) issued by Hartford Fire Insurance Company in the amount of $525,000 (attached as Exhibit A), which was received by the Funds on June 4, 2008.

2. A certified copy of the resolutions adopted by the Fund’s Board of Directors, including all of the Directors who are not “interested persons” of the Fund, approving the bond (attached as Exhibit B).

3. The fidelity bond was prepaid for a term of one year beginning April 1, 2008.

Very truly yours,

DIVIDEND CAPITAL GLOBAL REAL ESTATE FUND OF FUNDS, LP

/s/ Derek Mullins
Derek Mullins
Secretary